UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PREVAIL THERAPEUTICS INC.

(Name of Subject Company)

PREVAIL THERAPEUTICS INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74140Y101

(CUSIP Number of Common Stock)

Asa Abeliovich, M.D., Ph.D.

President and Chief Executive Officer

Prevail Therapeutics Inc.

430 East 29th Street, Suite 1520

New York, New York 10016

(917) 336-9310

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Raymond O. Gietz Matthew J. Gilroy Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000	Christopher D. Comeau Tara M. Fisher Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Prevail Therapeutics Inc. (the “Company” or “Prevail”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Tyto Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.0001 per share (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of December 14, 2020, by and among Parent, Purchaser and the Company (as it may be amended from time to time, the “Merger Agreement”), in exchange for (i) $22.50 per Share, net to the seller in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradeable contingent value right (each a “CVR”), which represents the contractual right to receive a contingent payment of up to $4.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount as determined in accordance with the terms and conditions of the contingent value rights agreement to be entered into with a rights agent mutually agreeable to Parent and the Company) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028 upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on December 22, 2020. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following section is added as a new section in Item 8 on p. 45 of the Schedule 14D-9.

(j)	Certain Litigation.

On December 30, 2020, Lori Karson, a purported stockholder of the Company, filed a putative class action lawsuit against the Company and the members of the Company Board in the Supreme Court of the State of New York in the County of New York, captioned Karson v. Prevail Therapeutics Inc., et al., Index No. 657378/2020 (the “Karson Complaint”). The Karson Complaint alleges, among other things, that the defendant members of the Company Board breached their fiduciary duties to the Company’s stockholders in connection with the Transactions by omitting certain material information regarding the Transactions from the Schedule 14D-9 filed by the Company on December 22, 2020, and by agreeing to enter into the Transactions through an allegedly inadequate process and at an allegedly unfair price. The Karson Complaint further asserts that the Company aided and abetted these alleged breaches of fiduciary duty. The Karson Complaint seeks, among other things, injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission in the event of consummation of the Transactions, declaratory relief related to the alleged breaches of fiduciary duty, and certain fees and expenses.

On January 4, 2021, Stephen Bushansky, a purported stockholder of the Company, filed a complaint against the Company and the members of the Company Board in the United States District Court for the Southern District of New York, captioned Stephen Bushansky v. Prevail Therapeutics Inc., et al., Case No. 1:21-cv-00040 (the “Bushansky Complaint”). The Bushansky Complaint alleges, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Securities and Exchange Act of 1934 by omitting certain material facts related to the transaction from the Schedule 14D-9 filed by the Company on December 22, 2020. The Bushansky Complaint seeks, among other things, injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission in the event of consummation of the Transactions, and certain fees and expenses.

The outcome of the lawsuits described above cannot be predicted with certainty. However, the Company believes that the plaintiffs’ allegations are without merit. Additional complaints may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional complaints.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Karson Complaint and the Bushansky Complaint, copies of which are attached as Exhibit (a)(5)(C) and Exhibit (a)(5)(D) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(C)	Complaint, dated December 30, 2020 (Karson v. Prevail Therapeutics Inc., et al.).

(a)(5)(D)	Complaint, dated January 4, 2021 (Stephen Bushansky v. Prevail Therapeutics Inc., et al.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2021	Prevail Therapeutics Inc.

	By:	/s/ ASA ABELIOVICH
Name: Asa Abeliovich Title: President & Chief Executive Officer